Exhibit 99.1

Organigram secures Supply Agreement with Medical Cannabis by Shoppers

Agreement highlights Company’s strong commitment to Canada’s medical cannabis community

MONCTON, New Brunswick--(BUSINESS WIRE)--January 16, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce it has secured a supply agreement with Medical Cannabis by Shoppers, the online medical cannabis platform by Shoppers Drug Mart Inc. (“Shoppers”).

This agreement reflects the companies’ shared commitment to offering Canadian consumers access to high quality medical cannabis products.

“We are extremely proud to partner with Shoppers and believe that our complementary approach to the medical cannabis market will offer the full strength of our combined national networks to Canadian patients,” says Tim Emberg, Senior Vice President of Sales and Commercial Operations. “We are pleased that we will now be able to offer medical cannabis patients across the country even greater access to our growing portfolio of high-quality products.”

Under the terms of the agreement, Organigram will provide Shoppers with a wide range of products including dried flower, oils and other future derivative products as they become available.  The agreement is for a three-year term subject to renewal for an additional two years.

“Since our inception, patients have been an important priority for our team,” says Greg Engel, CEO, Organigram. “We want patients to feel supported and to know that we are working on developing products, technology and partnerships with their best interests in mind.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

or

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
ray.gracewood@organigram.ca
(506) 645-1653